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March 24, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

03007904

03 MAR 25 AM 7:21

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on March 20, 2003.

We hereby attach English translation of this Press Release.

Thank you for your attention.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Yours truly,

Shinichiro Kitamura

SK

cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dw 4/8

(Translation)

March 20, 2003

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997, 1st Section of the Tokyo Stock Exchange

Notice of Determination of Issue Price, Exercise Price, etc.

Notice is hereby given that with regard to the issuance of new share subscription rights by allocation thereof to shareholders for value adopted at the meeting of the Board of Directors of Belluna Co., Ltd. (the "Company") held on February 28, 2003, the Company has determined the issue price, exercise price, etc., which remained undecided, as described below:

Description

1. Issue price of a new share subscription right: ¥112

2. Application money for a new share subscription right: ¥112

3. Amount per share to be paid in upon exercise of new share subscription rights (Exercise Price): ¥4,028

4. (Initial) issue price of a new share to be issued upon exercise of the new share subscription rights and the amount to be transferred to capital:

   (i) Issue price of a new share of common stock of the Company: ¥4,140

   (ii)Amount of a new share of common stock of the Company to be transferred to capital: ¥2,070

(For reference)

Summary of the new share subscription rights:

1. Number of new share subscription rights to be issued: 2,120,976 rights (Note 1)

2. Aggregate issue prices: ¥237,549,312 (Note 2)

3. Shareholders qualified for new share subscription rights to be granted and the number of new share subscription rights so granted:

   To be allocated to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31, 2003, at the rate of one (1) new share subscription right to ten (10) shares held by such shareholders.

4. Class of shares to be issued upon exercise of new share subscription rights:

   Shares of common stock of the Company

5. Payment date: July 3, 2003

6. Application period: May 27, 2003 through June 9, 2003

7. Exercise period: October 1, 2003 through September 29, 2006

8. Restriction on transfers of new share subscription rights:

   Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors of the Company. The Company will follow a policy not to approve any transfer thereof in principle, unless any reason acceptable to the Company, such as inheritance, exists.

Note 1: The number of new share subscription rights to be issued was calculated based on the total number of issued shares as of March 17, 2003 as the total number of issued shares may increase upon conversion of the convertible bonds on or prior to the allocation date.

Note 2: The aggregate issue prices were calculated by multiplying the issue price determined on the date hereof, by the said number of new share subscription rights to be issued.

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